UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

31 March 2008
Number 11/08

BHP BILLITON APPROVES FUNDING FOR NORTH WEST SHELF
NORTH RANKIN GAS COMPRESSION PROJECT

BHP Billiton today announced approval for the North West Shelf's North Rankin Gas Compression project which is designed to recover remaining lower pressure gas from the North Rankin and Perseus gas fields. BHP Billiton has approved expenditure of US$850 million (BHP Billiton share) on the project.

The project comprises a new gas compression platform, North Rankin B (NRB), to be constructed adjacent to the existing North Rankin A platform, which will itself require significant brownfield work including the installation of new equipment. The two platforms will be connected by a 100-metre bridge and operate as a single facility.

The NRB platform is a major offshore facility with a topsides weight of about 23,600 tonnes. NRB is expected to start-up in 2012, with-steady state production scheduled for early 2013.

BHP Billiton Petroleum Chief Executive J. Michael Yeager said the North Rankin B project would deliver high-value gas supply from the North West Shelf for another 25 years.

"The North Rankin B project is part of BHP Billiton's continued commitment to developing Australia's major resources. This extension of the North West Shelf project follows our approval of the fifth LNG train which significantly expanded the LNG facility as well as the Angel gas and condensate field which are under development," he said.

"These investments in this long-life, world-class asset underpin a significant extension of BHP Billiton's long-term production profile."

North Rankin is located in 125 metres of water (410 feet), approximately 135 kilometres (80 miles) offshore from Karratha on the North West coast of Western Australia. Production from the North Rankin and Perseus fields started in 1984 and mid-1990's respectively.

The six equal participants in the North West Shelf project are: Woodside Energy Ltd. (16.67 per cent and operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd 16.67 per cent; BP Developments Australia Pty Ltd (16.67 per cent); Chevron Australia Pty Ltd (16.67 per cent); Japan Australia LNG (MIMI) Pty Ltd (16.67 per cent); and Shell Development (Australia) Pty Ltd (16.67 per cent). CNOOC NWS Private Limited is also a member of the North West Shelf Venture but does not have an interest in North West Shelf Venture infrastructure.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com
Don Carroll, Investor Relations
Tel: +61 3 9609 2686 Mobile: +61 417 591 938
email: Don.A.Carroll@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
Mobile: +44 7769 936 227
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 31 March 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary